 McDermott International, Inc.
777 N. Eldridge Parkway
Houston, Texas 77079-4425

P. O. Box 218748
Houston, Texas 77218-8748

(281) 870-5000
Fax: (281) 870-5010

www.McDermott.com
February 4, 2008

Ms. Tracy McKoy
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:           Form 10-K for the fiscal year ended December 31, 2006 File No. 1-08430.

Dear Ms McKoy:

This letter sets forth the responses of McDermott International, Inc. to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter dated January 22, 2008 from Terence O’Brien, Accounting Branch Chief, with respect to our Form 10-K for the fiscal year ended December 31, 2006 (File No. 1-08430).

For your convenience, the comments contained in your comment letter are set forth below verbatim in plain text. Our responses appear below in italicized text following the copies of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Liquidity and Capital Resources, page 42

1.
We note your response to prior comment 4 which discusses the status of the five contracts to supply supercritical, coal fired boilers to TXU. Please ensure that your disclosure in future filings provides the detailed information that was provided in your response as well as quantifies the impact, if any, you expect these five contracts and/or the three units not covered by the Termination and Settlement Agreement to have on future operations and liquidity, including the amounts accrued for costs incurred or costs owed to your various subcontractors and vendors. Please provide us with a draft of your proposed revisions to your disclosures.

Company Response: Our proposed disclosure in our 2007 Form 10-K is as follows:

In June 2006, B&W was awarded separate contracts to supply eight supercritical, coal-fired boilers and selective catalytic reduction (“SCR”) systems as part of TXU Corp.’s solid-fuel power generation program in Texas. Subsequently, B&W received notice from TXU to suspend activity on five of the eight boilers and SCR systems. We did not include the value of these eight units in our backlog at December 31, 2006 due to their uncertainty.

The five suspended contracts were formally cancelled by execution of a Termination and Settlement Agreement dated April 13, 2007. During the twelve months ended December 31,

2007, B&W received cash payments totaling $243 million from TXU, all of which were recognized as revenue.

TXU’s payments totaling $243 million completed the obligations between B&W and TXU for the cancelled units; therefore we do not expect the termination of the five cancelled contracts to have a material impact on our results of operations or cash flows in future periods including related amounts accrued for costs incurred and owed to various subcontractors and vendors.  Backlog in our Power Generation Systems segment at December 31, 2007 is higher compared to June 30, 2006, which was the period in which we originally recorded all eight TXU contracts in our backlog. B&W’s liquidity position is currently strong and, we expect it to remain so throughout 2008 and 2009.

B&W continues to fulfill its contracts to supply the three units not covered by the Termination and Settlement agreement. The value of these units in our backlog totaled approximately $315 million at December 31, 2007, and B&W will continue to recognize revenue and costs on these contracts under percentage-of-completion accounting. We expect that our execution of these remaining contracts will produce positive cash flows and operating margins comparable to other projects of a similar nature in this segment as they are completed over the next 12 to 48 months.

Consolidated Statement of Income, page 54

2.
You state that including Equity in Income from Investees as a component of operating income is appropriate because your investees are a vital part of your procurement, production and distribution functions. Please provide a more comprehensive description of the nature of the functions performed by each investee and an analysis that supports your belief that each investee is integral to your operations and therefore classification of earnings in income from these investees is appropriately classified as operating income. Furthermore, to the extent these investees are an integral part of your business, please revise future filings to expand your Business section and MD&A disclosures to identify each investee and describe the function they perform that is integral to your operations.

Company Response: We have investments in corporations, partnerships and limited liability companies that we co-own with third parties that we refer to as “joint ventures.” We account for these investments under the equity method of accounting. We believe these entities are integral to our operations. The following is a listing by segment of our investees, as of December 31, 2007, along with the nature of the function performed by each investee and our analysis of why we view these investees as integral to our operations.

GOVERNMENT OPERATIONS SEGMENT:

Babcock & Wilcox Technical Services Pantex, L.L.C.: This investee is a joint venture with Honeywell International, Inc., and Bechtel National, Inc. to manage and operate the National Nuclear Security Administration (“NNSA”) Pantex Plant, a 16,000-acre NNSA site located near Amarillo, Texas.  Key operations at this facility include evaluating, retrofitting and repairing nuclear weapons; dismantling and sanitizing nuclear weapons components; developing, testing and fabricating high-explosive components; and handling and storing plutonium pits.

Babcock & Wilcox Technical Services Y-12, L.L.C.: We co-own this entity with Bechtel National, Inc. This investee manages the NNSA’s Y-12 National Security Complex, an 811-acre NNSA site located in Oak Ridge, Tennessee.  Operations at the site focus on the production, refurbishment and dismantlement of nuclear weapons components, storage of nuclear material and the prevention of the proliferation of weapons of mass destruction.

Bechtel BWXT Idaho, L.L.C.: Through this limited liability company with Bechtel National, this investee’s mission is to safely retrieve, characterize, treat, package, and assist with the disposition of alpha-mixed low-level waste products, mixed low-level waste, and transuranic waste products for permanent disposal at the Waste Isolation Pilot Plant in New Mexico. This 200 acre site includes 52 facilities of which 12 are classified as Hazard Category 2.

Safe Sites of Colorado, L.L.C.: We co-own this entity with Westinghouse Government Environmental Services Company L.L.C. This investee provides professional engineering and management services in support of the closure project at the Rocky Flats Environmental Technology Site. The closure project involves decommissioning and decontamination activities to stabilize plutonium and ship the waste to a storage facility. The decommissioning and decontamination activities at this site are basically complete, and we expect future equity income from this investee will be minimal.

DynMcDermott Petroleum Operations Company: We co-own this entity with DynCorp International/CSC, International-Matex Tank Terminals and Jacobs Engineering Group, Inc. This entity manages the nation’s Strategic Petroleum Reserve. The Strategic Petroleum Reserve provides emergency supply of crude oil stored at four sites in huge underground salt caverns along the Texas and Louisiana Gulf Coast.

The investees of our Government Operations segment were established to provide management and operating services to government owned facilities. In each of those investees, we have significant management influence (though not control) in a manner similar to methods used to manage our consolidated subsidiaries. We made a strategic decision beginning in the 1990’s to leverage our experience, as a skilled government contractor with a long history of providing precision-manufactured components for the U.S. Navy, to grow the services we provide to the U.S. Government to include management and operating expertise at various government owned facilities. We accomplished this in part through the investees listed above. Each of these investees includes former employees who have been transferred from our consolidated subsidiaries for their management and operating expertise in the supervision and operations of government facilities. These investees are a vital component of our Government Operations segment and facilitate the expansion into the management and operations of government owned facilities, which we believe we have demonstrated to be an essential element of our Government Operations segment. As a result, we believe that classification of income from these investees in operating income is the fairest presentation in our Consolidated Statements of Income.

POWER GENERATION SYSTEMS SEGMENT:

Ebensburg Power Company & Ebensburg Investors Limited Partnership: These investees were formed by subsidiaries of our Babcock & Wilcox Company (“B&W”) and ESI Energy, Inc. for the purpose of arranging for engineering, constructing, owning and operating a combined solid waste and cogeneration facility located in Cambria County near Ebensburg, Pennsylvania. This facility uses bituminous waste coal for its primary fuel and sells generated electricity to Penelec and steam to a hospital. B&W has a long history of selling its goods and services to power producers, particularly those using fossil fuel-fired steam generating systems. B&W formed these investees to hold its interest in a utility, which, at the time, was part of B&W’s strategic plan in its Power Systems Operation line of business. B&W has had significant transactions with these investees over the past several years, including sales to these entities totaling $4.9 million, $4.7 million and $5.3 million for the years 2007, 2006 and 2005, respectively.

Halley & Mellowes Pty. Ltd. : B&W, through one of its subsidiaries, Diamond Power International, Inc. (“DPII”), owns an interest in this Australian company. Halley & Mellowes Pty. Ltd. is complimentary to DPII and has helped DPII to become the largest supplier of boiler-cleaning equipment in the world. This investee sells soot blowers, boiler cleaning equipment, valves and material handling equipment, all of which are complimentary to DPII’s product lines. In addition, Halley & Mellowes Pty. Ltd. shares the same customer base as DPII and is basically an extension of DPII’s operations. We made sales to this investee totaling$ 0.7 million, $1.3 million and $0.3 million for the years 2007, 2006 and 2005, respectively.

Babcock & Wilcox Beijing Company, Ltd.: McDermott International, Inc. (“MII”), through one of its subsidiaries, and Beijing Boiler Works own equal interests in this investee. Babcock & Wilcox Beijing Company, Ltd. is located in Bejing, China, and its main activities are the design, manufacturing, production and sales of various power plant use boilers and industrial boilers. We entered into this joint venture to expand our markets internationally and to provide additional capacity to B&W’s existing boiler business. We have significant transactions with Babcock & Wilcox Beijing Company, Ltd. including sales to this investee totaling $3.4 million, $5.6 million and $7.1 million for the years 2007, 2006 and 2005, respectively. In addition, we had purchases from Babcock & Wilcox Beijing Company, Ltd. totaling $42.5 million and $31.5 million for the years 2007 and 2006, respectively .

Each of these investees in our Power Generation Segment was entered into as part of our strategy to expand market share, provide additional market capacity for existing products and services and to better serve our customers. In each of these investees, we have significant influence in the management of the operations (though not control) in a manner similar to our consolidated subsidiaries, and we consider their operations extensions of ours. In addition, these investees contribute to and enhance our procurement, production and distribution processes allowing us to better serve our customers.  As a result, we believe that classification of income from these investees in operating income is the fairest presentation in our Consolidated Statements of Income.

OFFSHORE OIL and GAS CONSTRUCTION SEGMENT:

Spars International, Inc.: This investee is a joint venture with Technip S. A., which was formed primarily to enter into engineering, procurement, construction and installation customer contracts for spars. Spars are single-hull floating columns designed to support offshore drilling and production equipment and to store oil. The use of this joint venture assisted our Offshore Oil and Gas Construction segment in the development and deployment of deepwater spar solutions for the oil and gas industry. Spars International, Inc. installed the first offshore spar platform in the Gulf of Mexico in 1,930 feet of water in 1996.

Deepwater Marine Technology L.L.C. This L.L.C. is a joint venture with Keppel FELS LTD. to expand our services related to the solutions involving tension leg platforms (“TLPs”). A TLP is a vertically moored floating structure normally used for the offshore production of oil and gas and is particularly suited for water depth greater than 1,000 feet.

FloaTEC L.L.C. : This investee is a joint venture with Keppel FELS LTD. with the purpose to design, market, procure and contract floating production systems to the deepwater oil and gas industry. The deepwater solutions include TLP’s, spars, and production semisubmersibles. A significant part of this investee’s strategy is to build on the established presence, reputation and resources of the respective partners.

Each of these investees in our Offshore Oil and gas Construction Segment was entered into as part of our strategy to expand market share, provide additional capacity to existing products and services and to better serve our customers. In each of these investees, we have significant influence in the management of the operations (though not control) in a manner similar to our consolidated subsidiaries. In addition, these investees contribute to and enhance our procurement, production and distribution processes allowing us to better serve customers in our Offshore Oil and Gas Construction segment, and we view their operations as extensions of ours. As a result, we believe that classification of income from these investees in operating income is the fairest presentation in our Consolidated Statements of Income.

We will revise future filings to expand our Business section and MD&A disclosures to identify each significant investee and describe the functions they perform that are integral to our operations.

If you have any questions or require additional information, please contact the undersigned at 281-870-5470.

Very truly yours

/s/ Michael S. Taff
Senior Vice President and Chief Financial Officer

Cc Terence O’Brien: Accounting Branch Chief

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